UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42193

Heramba Electric plc

Kiepe Platz 1

D- 40599 Düsseldorf

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

The following press release is furnished hereto:

Exhibit No.	Description

99.1	Press Release dated July 29, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERAMBA ELECTRIC PLC

Date: July 31, 2024	By:	/s/ Michele Molinari
		Name:	Michele Molinari
		Title:	Chief Executive Officer and Director

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